## Entrepreneur

Name: Ron Stamp
UUID: 57479802
Background: With 35 years experience in international sales and marketing, my passion continues to be product development and business startups. Since 1991, I have been driven by the use of pure icebergs as the main ingredient in quality beverages. I have founded several successful "ice" companies including: Canadian Iceberg Vodka  Glace Iceberg Water President's Choice Iceberg Water My legacy project is BOREALIS. On its own, or paired with fine foods, you will love its innovative, unique and smooth flavor!
Location: New York

## Social Connections

Facebook:
Twitter:
LinkedIn:

## Pitch Story

Title of your pitch: The New Ice Age: BOREALIS RARE ICEBERG BEER
Short introduction of your pitch: "The Secret To Perfect Beer Is Perfect Water". BOREALIS is produced exclusively from harvested icebergs off Canada's northeast coast ...
Your pitch story: Every year approximately 40,000 massive icebergs calve from the main glaciers in the Arctic north. These bergs are up to 200,000 years old, predating modern man and his pollutants and yielding the only natural water source on earth that is in its original form.  This soft, mineral-free water creates a silky smooth, refreshing beer that not only tastes great, it pairs well with most foods and has a shelf-life that SURPASSES ALL other brands on the market. Over the last number of years, we developed a safe harvesting process and created our unique finished product and packaging for testing in world markets, during 2015 and 2016. The response to the brand in our Asian target markets of Hong Kong, Thailand, Taiwan, China, Singapore, Japan and Australia, has been beyond our expectations. The resulting product and marketing research in these regions created numerous relationships, orders, MOU's and contracts with several large Hotel

chains, Retailers, Distributors and their clients. Notable companies including Marriott Hotel Group, Star Cruise Line, Seven-Eleven Stores, Accor Hotels Group, Tops Market, Ritz-Carlton, City Super H.K., plus a long list of bars and restaurants, are current partners for the roll-out of BOREALIS! To create the recognition BOREALIS richly deserves, and to service the huge global demand, we need to rapidly increase our capacity and marketing capabilities! We are excited to be undertaking this funding process and spreading the opportunity. We welcome you, our future investors, in this awesome venture, an opportunity to take advantage of ownership in your own Arctic Adventure! BOREALIS Rare Iceberg Beer - Truly Of The North!  ** Please refer to the Link Section for great news on our   " Owners Club " starting soon.

Which category does your pitch belong to: Food

## Target Market

Target market: Carefully developing and refining target markets and relationships, an ongoing process for most of the last decade, we have covered a broad spectrum of the Hospitality and Retail industries. We have primarily concentrated on the Asian Region, but with growing interest in the European Union based on the spreading word of our distinct, quality product.  We have secured distributors in, and the product has sold across, Thailand, Hong Kong, Taiwan, Vietnam, Singapore, Macau and Australia. These sales account for the Bar, Club, Independent Hotel and Restaurant industries and production will be expanded as soon as increased volume capability is achieved.  A procurement agreement has been signed with Marriott Hotel Group to supply BOREALIS as a house brand across the region at its 4 and 5 Star properties (~650 hotels). This agreement comes into full effect once supply volumes can be assured to cover all properties simultaneously so they can take advantage of across-the-board promotions and activities.  We have also secured a similar MOU with the Accor Hotel Group to supply BOREALIS region-wide at its Premium properties once production volume has expanded (75-100 Hotels).  There are also corporate accounts that will buy directly from us. These are at various levels in the negotiation and selling process. These corporations have all test marketed BOREALIS and are awaiting the newly developed can format to better suit their markets. Some companies are :  Costco ( Japan & Taiwan ), CarreFour Supermarkets, Tops Markets (Thailand), City Super H.K., 7-Eleven (Hong Kong and Thailand), Star Cruise Lines.  Upon achieving full operational commercialization in this region, we will focus on Europe and N. America, pursuing the same business model as in Asia.

# Production plan

Production location: North America

Production plan: Production of BOREALIS Rare Iceberg Beer is achieved through the implementation of three phases, commencing on or about the 1st of April annually.  At this time, small vessels set sail to harvest iceberg ice off Canada's northern tip of Newfoundland, southern Labrador and Greenland. Projected volumes are used to meet the year's needs and a surplus is added for any unexpected product requests.  Then, the ice is delivered to an associated facility in St. Anthony, Canada, where it is crushed and melted using strict standards and stored in sterile holding tanks awaiting delivery to the brewery.  Finally, when a batch of product is required (minimum 10,000 cases), we ship 60 tonnes of water in stainless steel tanks to our brewer for processing.  We have a brew-under-license agreement with famous Moosehead Brewery of Saint John, NB, Canada, which then handles all other logistics required to produce and deliver an ultra-premium lager in an eye-catching and memorable package.  Moosehead, Canada's largest independent brewery, and in business for 150 years, produces many world-renowned brands, including its own, for the international market. Once produced and packaged, BOREALIS is shipped in 40 ft. containers to world markets.  Moosehead, with its vast expertise and experience, is a perfect fit for us, as we can take full advantage of its reputation, quality controls, and economies of scale, reducing our staffing requirements, and other material and transportation costs.

# Risks and Challenges

These securities have limited channels for resale. You should not bid unless you can afford to lose the entire amount. After the pitch closes, we can't refund your investment; returns may never be paid.

Description: As with all companies in the early stages of their lifespan, the occurrence of risks, whether real or perceived, have to be addressed and managed . Fortunately for Borealis and to our credit, most risks associated with the penetration of existing markets have been addressed and managed. Acceptance ,client base,  logistics in the field , licencing, price points, cultural aspects and market compatibility have all been addressed to our satisfaction. Raw material risk isn't a reason for concern as we have perfected the harvesting technology over many years and the tens of billions of tons calved every year is an astronomical volume compared to the mere 4-5000 mt that we need to accomplish full production at the 5th year level of our business plan. Production risks are ultra low due to the long history of our brewer . If in the unlikely event we have change breweries , while it wouldn't be our preference to find a new brewer , there are other choices available that can fill that slot. Our biggest risk in my view is related to the public awareness of Borealis. We have to keep with the trends and marketing initiatives  of other global brands . We must be creative in our visuals , incentives and getting the word out about our very unique brand . Fortunately , our product story happens to be true and interesting and the visuals are second to none. This will create many media feature opportunities that will give us mass exposure and not have any effect on our cash flows.

Will bidders have voting rights in the future: No

Has the business failed to comply with SEC reporting requirements now or in the past: No

Has anyone in the business triggered a security trading bad actor disqualification: No

Does the business have related party transactions with its affiliates, officers, directors, founders, or their family members that amount to 5% or more of your target raise, including any prior Reg CF raises: No

Has the United States Postal Service restrained the business due to a scheme for obtaining money through the mail: No

## Give People Faith

Bidders should support your pitch because: It's a shame to waste this perfect water, it's the largest natural source on earth and will be gone till the next great Ice Age if ignored!

## Spending Plan

Number of current employees including yourself: 2

Percentage of your raise will pay salaries: 5%

Spending plan: Spending in the first year must be both sufficient and strategic. The key to our success will be a consistent supply to ensure lasting relationships with current and future clients.  The funds raised will cover the first full production of beer (10,000 cases) and will be sufficient to produce a second batch at a strategic date to avoid any break in supply. Total costs for production including harvesting and delivery to Moosehead, artwork setup, and transport to market will be in the range of

$400,000.  Salaries for current employees are $50,000, and new support staff and support services (i.e., legal and accounting), as volumes and territories increase, are estimated to be $150,000 per year.   Trade shows, events, sponsorships and promotions are estimated to be $150-$200,000, at least for the first year, with a likely decrease thereafter, except as required in new territories.  Funds sufficient to cover travel costs, accommodation, meals, local transportation and entertainment, based on 6 months travel over the year is estimated to be $75,000. Another $50,000 is anticipated for warehousing, both in Canada and market countries.  Point of sales materials, including BOREALIS printed glasses, signage, bar mats, coasters, clothing, etc., are required for the hotel and bar industries and are estimated to be $75-$100,000.  Cash flows should be ongoing later in the first year, and self-sufficiency the order of the day thereafter; however, the balance of invested funds will remain in our cash flow in case of any unforeseen situations that may arise .

Spending plan of extra investment: The above spending plan and target raise were determined based on our research and interactions with a broad range of target markets in the Asian region.  In the event we surpass the target raise and meet our cap raise, we will have a cash surplus of $200-$250,000. Extra investment will allow us to expand BOREALIS to other regions around the globe at an accelerated pace.  The target raise will provide all the tools necessary to launch the brand and competitively market our premium beer in Asia with an eye to expansion; however, with the extra funds, we can shorten the time required to meet our volume targets.   While the surplus funds will likely be much smaller than the target raise, most of the required tasks and costs necessary to expand will be complete in the first stage of financing. Remaining funds will be utilized in marketing initiatives, cultural alterations to the brand, labeling, trademarks, licenses, staffing and logistics.  The accelerated regions to be addressed will be in N.A. and strategic EU countries, spreading BOREALIS throughout the United Kingdom, France, Germany, Belgium, Spain and The Netherlands. These regions are currently contained within the overall Business Plan, but with surplus funds we can conservatively reduce our 5-year Business Plan by 6-12 months, giving all our owners/investors a quicker return on investment.

## Return Details

Return type: ownership
Raising target: $700,000

Raising cap: $1,000,000

Percentage ownership you plan to offer: 8.0%

When do you plan to sell or IPO your business: 2023

Existing share: No

When can bidders expect the return: March, 2023

These events trigger the conversion: standard triggering events;

Events description: The business has a single investment larger than $1 million; A change of control transaction such as a merger or acquisition; The business is sold or merged; An initial public offering (IPO); The company goes public.

## Company Details

Tax year end date: December

Do you have a Tax ID yet (TIN/EIN): Yes

Full legal name of your company: Of The North Beverage International Inc

Legal status of your company/business: CORPORATION

Where is your company registered: Delaware

Company form date: 05-31-2017

Date by which the annual report will be posted: April 30

Location where the entrepreneur's annual report will be posted: www.ofthenorth.ca

## Company address

Street: 8 The Green , Ste. A

City: Dover

State: Delaware

ZIP code: 19901

## Financial status

Average sales price: $21

Average cost per unit: $13

Yearly sales at the end of last year: $0

1st year target sales after raised date: $2,700,000

Existing investment from the founders: $0

Existing investment from other investors: $0

## Owners, Officers, Directors

Name: Aldo Rontondi
Title: Director
Grant Date: 05-31-2017
Has ownership: Yes
Ownership: 10%
Description of 3 years recent work experience: Airam Financial Services - Director - current

Name: Gordon Woodland
Title: President
Grant Date: 05-31-2017
Has ownership: Yes
Ownership: 25%
Description of 3 years recent work experience: Smythe Woodland Law - Partner/Attorney - current

Name: Ronald Stamp
Title: Head of Marketing/Sales
Grant Date: 05-31-2017
Has ownership: Yes
Ownership: 25%
Description of 3 years recent work experience: Of The North Beverages - President - 2014/2017

Name: Erik Richard
Title: Director
Grant Date: 05-31-2017
Has ownership: Yes
Ownership: 8%
Description of 3 years recent work experience: Of The North Beverages - Director - 2014/2017 Richards Tree Service - owner - 2003/current

Name: JoAnn King

Title: Director

Grant Date: 05-31-2017

Has ownership: Yes

Ownership: 10%

Description of 3 years recent work experience: King and Associates Law Firm - Senior
Mutual Fund Adviser/Compliance/Cash Management/Currency Exchange- 20yrs+

Do you have different kinds of existing stock for the business: No

The outstanding stock and the differences:

Yearly sales at the end of the year before: $0

The cost of sales at the end of last year: $0

The cost of sales at the end of the year before: $0

Business expenses at the end of last year: $0

Business expenses at the end of the year before: $0

Short-term debt at the end of last year (due within 12 months): $0

Short-term debt at the end of the year before (due within 12 months): $0

Long-term debt at the end of last year (due later than 12 months): $10,000

Long-term debt at the end of the year before (due later than 12 months): $0

Has your business raised money within the past three years with any exempt offering: No

Offer date, stock type, amount sold, use of money, type of exemptions:

Assets last year: $0

Assets the year before: $0

Cash last year: $0

Cash the year before: $0

Owed last year: $0

Owed the year before: $0

Taxes last year: $0

Taxes the year before: $0

Profit last year: $0

Profit year before: $0

Financial situation: Though cash resources are low at present until such a time as we
raise capital through this new initiative , our situation is quite sound. We have
developed relationships with importers in 8 Asian countries . Taiwan , Hong Kong , Macau,
Thailand , Vietnam, Singapore, Korea as well as Australia, all of which who have sold

Borealis to their clients with great reviews. Major hotel groups, cruise lines and retailers have sold the brand to their customers with great success and are all awaiting the production of a fresh batch of product in its new packaging format and most importantly a constant supply as to avoid any downtime on supply. The craft beer industry is experiencing record growth and demand especially in markets such as China and Borealis has very unique selling points which differentiates the beer from all other craft beers. Despite forecasted growth of sales revenues we expect to maintain expenses at a minimum with the majority of costs passed on to distributors. Our anticipated largest expense growth will be in marketing and promotions to support our distributors in-market with eye-catching promotions, trade shows, video marketing for both on-premise and retail listings.

Has financial statements: Yes

Last Edited: 2018-04-30 23:28:59

Desired launch period: immediately

CCC code: t5ymtne$

CIK code: 0001738707

## Links

Borealis Website: www.ofthenorth.ca

Maiden Voyage On Harvest Vessel ( A must see ): youtu.be/d20NJDlyYHM

Coming soon....Borealis Owners Club: www.flickr.com/photos/139889357@N07/shares/20L6pi